UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

October 2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F      X        Form 40 F  ___

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___     No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated October 13, 2004

DESCRIPTION:

Queenstake Reports Production at Jerritt Canyon Increases Again in Third Quarter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  October 15, 2004

By

“Jack Engele” (signed)

                                        (Signature)

Jack Engele, Vice President Finance

 Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.

Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.

Date of Material Change

October 13, 2004

3.

News Release

The date and place(s) of issuance of the news release are as follows:

October 13, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") reports that gold production at its 100% owned Jerritt Canyon mine in Nevada has increased in the third quarter.

5.

Full Description of Material Change

The Company announced that third quarter production at its 100% owned Jerritt Canyon mine in Nevada was 73,070 ounces of gold, an increase of 20% relative to the second quarter and 50% relative to the first quarter of 2004.  Both tonnage milled, at 358,600 tons, and mill feed grade, at 0.224 opt, were significantly higher in the third quarter relative to the first two quarters.  Unit cash operating costs for the quarter, which are largely dependant on the volume of production, are expected to be significantly lower relative to the first two quarters.

The Company considers that the Jerritt Canyon mine is now back to its nominal production rate and the problems of weather and development sequencing have been resolved. Third quarter production was still, however, approximately 6% below budget projections.  The Company expects to maintain or improve upon the third quarter production rate in the fourth quarter and now expects full year gold production to be in the 260,000 to 270,000 ounce range.”

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.

Date of Report

DATED at Denver, Colorado, this 13th day of October 2004.